Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated June 2, 2020 issued by NetEase, Inc.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

We hereby announce that the stabilization period in connection with the Global Offering ended on July 5, 2020, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

J.P. Morgan Securities (Asia Pacific) Limited, as Stabilizing Manager, or any person acting for it, undertook the following stabilizing actions during the stabilization period:

(1)     over-allocations of an aggregate of 25,722,000 Shares in the International Offering, representing not more than 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)     borrowing of an aggregate of 25,722,000 Shares from Shining Globe International Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering; and

(3)     the full exercise of the Over-allotment Option by the Joint Global Coordinators, for themselves and on behalf of the International Underwriters, on June 15, 2020, in respect of an aggregate of 25,722,000 Shares, representing not more than 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to Shining Globe International Limited of all the borrowed Shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering. For further details, please refer to our announcement dated June 16, 2020.

No purchase or sale of any Shares on the market for the purpose of price stabilization was made by the Stabilizing Manager during the stabilization period.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, July 5, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.